Home System Group
Oceanic Industry Park
Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China

September 22, 2010

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Home System Group
Form 10-K for the Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 17, 2010
Form 10-K for the Period Ended June 30, 2010
Filed August 16, 2010

Dear Mr. Spirgel:

On September 8, 2010, Home System Group received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated August 20, 2010 (the “Letter”).  Pursuant to the discussion that Ryan Nail of the Crone Law Group, outside counsel for the Company, had with Kathleen Krebs on September 22, 2010, the Company is hereby requesting an extension of the due date of the Company’s response to the Letter to October 6, 2010.

An extension is necessary due to holidays in China that have impacted the availability of the Company’s staff and auditors, whose input is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko or Ryan J. Nail of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu Chief Executive Officer

Enclosures
cc:	Alisande M. Rozynko
The Crone Law Group